FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 001-34884

Global Education & Technology Group Limited

9F Tower D, Beijing New Logo

A18 Zhongguancun South Street, Haidian District

Beijing 100081

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

Global Education & Technology Group Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated March 7, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Education & Technology Group Limited

By:	/s/ Yongqi Zhang
Name:	Yongqi Zhang
Title:	Chief Executive Officer

Date: March 8, 2011

Exhibit 99.1

CORRECTION — Global Education Announces Fourth Quarter and Fiscal Year 2010 Financial Results

BEIJING, March 7, 2011 (GLOBE NEWSWIRE) — In a press release issued earlier today by Global Education & Technology Group Ltd. (Nasdaq:GEDU) under the same headline, please note that Franchise fees, study abroad consulting services and sales of books and course materials for the year ended December 31, 2010 should have read 23,727. The corrected table follows:

GLOBAL EDUCATION & TECHNOLOGY GROUP LIMITED

Unaudited Condensed Consolidated Statements of Operations

	For the year ended December 31,
	2010	2009	2010
	RMB	RMB	USD
Revenues
Educational programs and services	321,848	229,491	48,765
Franchise fees, study abroad consulting services and sales of books and course materials	23,727	16,739	3,595
Total revenues	345,575	246,230	52,360

Operating costs and expenses
Cost of revenues	(152,612)	(101,976)	(23,123)
Selling and marketing expenses	(92,204)	(64,590)	(13,970)
General and administrative expenses	(40,431)	(28,968)	(6,126)

Total operating costs and expenses	(285,247)	(195,534)	(43,219)

Operating income	60,328	50,696	9,141

Interest income	7,507	5,510	1,137
Investment income	—	3,833	—
Foreign exchange losses, net	(64)	(119)	(10)
Consideration payable fair value change	(3,887)	—	(589)
Other income, net	561	461	85

Income before income taxes	64,445	60,381	9,764

Income tax expense	(7,801)	(4,778)	(1,182)

Net income	56,644	55,603	8,582

Accretion of convertible redeemable preferred shares	2,038	(22,083)	309
Income allocated to participating preferred shareholder	(14,441)	(18,699)	(2,188)

Net income attributable to ordinary shareholders	44,241	14,821	6,703
Net income per share:
Basic	0.72	0.30	0.11
Diluted	0.70	0.30	0.11

Weighted average number of shares outstanding:
Basic	61,629,049	49,030,191	61,629,049
Diluted	81,222,352	49,030,191	81,222,352

CONTACT:	Global Education & Technology Group Ltd.
Jessica Wang
IR Senior Officer
Phone: +86 10 6212 5800 ext 302
E-mail: ir@globaleducation.cn
jessicawang@globaleducation.cn

ICR LLC.
Michael Tieu
Phone: +86-10-6583-7509
or +1-646-328-2550
E-mail: michael.tieu@icrinc.com

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